Exhibit 2
































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
BVR
B.V.R. SYSTEMS (1998) LTD.



BUSINESS NEWS


     BVR SYSTEMS' ORDINARY SHARES TO BE DELISTED FROM NASDAQ SMALLCAP MARKET
     -----------------------------------------------------------------------


ROSH HA'AYIN, ISRAEL - FEBRUARY 7, 2003 - BVR SYSTEMS (1998) LTD. (NASDAQ:BVRS), a diversified world leader in advanced military training and simulation systems, announced today that it has received a Nasdaq Staff determination on February 6, 2003, indicating that the Company was not in compliance with the minimum $2,500,000 stockholders' equity; the minimum value of listed securities of $3,500,000; or the net income from continuing operations of $500,000 in the most recently completed fiscal year of two of the last three most recently completed fiscal years requirements for continued listing on the The Nasdaq SmallCap Market set forth in Maketplace Rule 4320(e)(2)(B) and that accordingly, the Company's securities will be delisted from The Nasdaq SmallCap Market at the opening of business on February 14, 2003.


BVRS' expects that its ordinary shares will be eligible to be quoted on the Over the Counter Bulletin Board (OTCBB), under its current symbol, effective at the opening of business on February 14, 2003. Information regarding the OTCBB, including stock quotes, can be found at www.otcbb.com.


BVRS' chief executive officer, Yoel Katzir, noted that the delisting from Nasdaq SmallCap Market should not affect the Company's ability to conduct business. "We will continue to execute on our strategy and work towards improving our bottom line."



B.V.R SYSTEMS (1998) LTD., ESTABLISHED IN 1998 AS AN INDEPENDENT SPIN-OFF, IS A WORLD LEADER IN ADVANCED DEFENSE TRAINING AND SIMULATION SYSTEMS. THE COMPANY IS PART OF THE ELISRA GROUP AND OFFERS HIGHLY EFFICIENT, COST EFFECTIVE SOLUTIONS TO THE SIMULATION, TRAINING AND DEBRIEFING NEEDS OF MODERN AIR, SEA AND GROUND FORCES. FOR MORE INFORMATION VISIT THE COMPANY'S WEB SITE AT HTTP://WWW.BVRSYSTEMS.COM.


This announcement and the websites referred to herein contain forward-looking statements; as such term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include information about possible or assumed future developments or other circumstances. Statements that use the terms "would", "will" and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this announcement and such websites reflect current views about future events and are based on assumptions and are subject to risks and uncertainties. Such risks


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include, but are not limited to the fact that we have experienced reduction in backlog; we have reported operating and/or net losses in the past and may report operating and/or net loses in the future; conditions in Israel affect the our operations and may limit our ability to produce and sell our products; we may fail in realizing the benefit anticipated form co-operation and alliances with other players in the industry; inability to timely develop and introduce new technologies, products and applications; our contracts may be terminated or suspended by our customers as a result of factors which may not depend on us; many of our customers would have the right to terminate orders by paying the cost of work in process plus a related profit factor; the changes in technology and market requirements; decline in demand for the our products; loss of market share, pressure on pricing resulting from competition, and other factors as are described in Item 3 D (Key Information - Risk Factors) of our Form 20-F for the fiscal year ended December 31, 2001. Consequently, actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements.


 Contacts:

 MIMI FUCHS                              RACHEL LEVINE AND MARILENA LAROSA
 BVR Systems (1998) Ltd.                 The Anne McBride Company, Inc.
 Tel. 011-972-3-900-8000                 Tel. 212-983-1702











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